Exhibit 99.9
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Infosys Technologies Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India.

Unaudited consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter and year ended March 31, 2010 prepared in compliance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board

(in Rs. crore, except per share data)
Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Revenues	5,944	5,635	22,742	21,693
Cost of sales	3,415	3,269	13,020	12,535
Gross profit	2,529	2,366	9,722	9,158
Selling and marketing expenses	333	271	1,184	1,106
Administrative expenses	407	430	1,628	1,631
Operating profit	1,789	1,665	6,910	6,421
Other income	252	252	990	473
Profit before income taxes	2,041	1,917	7,900	6,894
Income tax expense	441	302	1,681	919
Net profit	1,600	1,615	6,219	5,975
Paid-up equity share capital (par value Rs. 5/- each, fully paid)	286	286	286	286
Share premium, retained earnings and other components of equity	23,787	18,908	23,787	18,908
Earnings per share (par value Rs. 5/- each)
Basic	28.02	28.33	109.02	104.89
Diluted	28.00	28.29	108.90	104.71

Notes:
The reconciliation of net profit as per Indian GAAP and IFRS is as follows:

(in Rs. crore)
Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Consolidated net profit as per Indian GAAP, including exceptional item	1,617	1,613	6,266	5,988
Amortization of intangible assets and others	(17)	4	(46)	(6)
Share-based compensation (IFRS 2)	–	(2)	(1)	(7)
Consolidated net profit as per IFRS	1,600	1,615	6,219	5,975

The Securities and Exchange Board of India (SEBI) had on November 9, 2009 issued a press release permitting listed entities having subsidiaries to voluntarily submit the consolidated financial statements as per IFRS. Further, SEBI issued a circular, dated April 5, 2010, wherein the Listing Agreement has been modified to this effect from March 31, 2010. For the quarter and year ended March 31, 2010, the company has voluntarily prepared and published unaudited consolidated IFRS Financial Statements in addition to preparing and publishing audited standalone and consolidated financial statements in accordance with Indian GAAP. Our statutory auditors have additionally performed a review of the consolidated IFRS financial statements as at and for the quarter and year ended March 31, 2010 and have issued an unqualified review report. The IFRS numbers presented for the quarter and year ended March 31, 2009 are unaudited and have not been reviewed.

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter and year ended March 31, 2010

(in Rs. crore, except per share data)
Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Income from software services, products and business process management	5,944	5,635	22,742	21,693
Software development and business process management expenses	3,184	3,045	12,071	11,765
Gross profit	2,760	2,590	10,671	9,928
Selling and marketing expenses	333	270	1,184	1,104
General and administration expenses	405	429	1,626	1,629
Operating profit before depreciation and minority interest	2,022	1,891	7,861	7,195
Depreciation	220	228	905	761
Operating profit	1,802	1,663	6,956	6,434
Other income, net	198	252	934	475
Provision for investments	(10)	–	(9)	2
Net profit before tax and minority interest and exceptional item	2,010	1,915	7,899	6,907
Provision for taxation	441	302	1,681	919
Net profit after tax and before minority interest and exceptional item	1,569	1,613	6,218	5,988
Income from sale of investments, net of taxes	48	–	48	–
Net profit after tax, exceptional items and before minority interest	1,617	1,613	6,266	5,988
Minority interest	–	–	–	–
Net profit after tax and minority interest	1,617	1,613	6,266	5,988
Paid-up equity share capital (par value Rs. 5/- each, fully paid)	286	286	286	286
Reserves and surplus	22,763	17,968	22,763	17,968
Earnings per share (par value Rs. 5/- each)
Before exceptional items
Basic	27.46	28.16	108.99	104.60
Diluted	27.44	28.13	108.87	104.43
After exceptional items
Basic	28.31	28.16	109.84	104.60
Diluted	28.29	28.13	109.72	104.43
Dividend per share (par value Rs. 5/- each) (Refer Note 2)
Interim dividend	–	–	10.00	10.00
Final dividend	15.00	13.50	15.00	13.50
Total dividend	15.00	13.50	25.00	23.50
Total Public Shareholding#
Number of shares	37,48,64,267	36,87,57,435	37,48,64,267	36,87,57,435
Percentage of shareholding	65.32	64.37	65.32	64.37
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares*	–	16,000	–	16,000
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	0.02	–	0.02
Percentage of shares (as a % of the total share capital of the company)	–	–	–	–
Non-encumbered
Number of shares	9,20,84,978	9,44,68,978	9,20,84,978	9,44,68,978
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	99.98	100.00	99.98
Percentage of shares (as a % of the total share capital of the company)	16.05	16.49	16.05	16.49
# Total public shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt holders).
* Pledge released on April 13, 2009
Note: The audited results of Infosys Technologies Limited for the quarter and year ended March 31, 2010 is available on our website www.infosys.com

Other information (Consolidated - Audited)

(in Rs. crore)
Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Staff costs	3,200	2,999	12,085	11,405
Items exceeding 10% of aggregate expenditure	–	–	–	–
Details of other income:
Interest on deposits with banks and others	195	259	775	871
Dividend on investments in liquid mutual funds	32	2	106	5
Miscellaneous income, net	6	6	23	38
Gains/(losses) on foreign currency	(35)	(15)	30	(439)
Total	198	252	934	475

Stand-Alone information (Audited)

(in Rs. crore)
Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Revenues	5,500	5,253	21,140	20,264
Profit before tax and exceptional item	1,900	1,867	7,472	6,714
Profit after tax before exceptional item	1,382	1,569	5,755	5,819
Profit after tax and exceptional item	1,430	1,569	5,803	5,819

1.
The audited financial statements have been taken on record by the Board of Directors at its meeting held on April 13, 2010. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited financial statements as stated. The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by Rule 3 of the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India.

2.
The Board of Directors recommended a final dividend of Rs. 15.00 per share for fiscal 2010. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the company. Including the interim dividend of Rs. 10.00 per share declared at the Board meeting held on October 9, 2009, the total dividend recommended for the year is Rs. 25.00 per share (Rs 23.50 per share for the previous year).

3.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended March 31, 2010
Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Dividend/Annual report related	–	143	143	–
4.

During the quarter, Infosys sold 3,231,151 shares of On Mobile Systems Inc, USA (OMSI) at a price of Rs. 166.58 per share amounting to a total consideration of Rs. 53 crore (USD 12 million), net of taxes and transaction costs. The resultant income is disclosed separately as an exceptional item in the profit and loss account.

5.
During the quarter and year ended March 31, 2010, the company has provided for branch profit tax of Rs. 232 crore (USD 52 million) for its overseas branches, as the company estimates that these branch profits would be distributed in the foreseeable future.

6.	The tax provision for the quarter and year ended March 31, 2010, includes a net tax reversal of Rs. 316 crore relating to SEZ units, as provisions no longer required.
7.
Ms. Rama Bijapurkar resigned as the Independent Member of the Board with effect from April 13, 2010. The Board accepted the resignation of Ms. Bijapurkar and placed on record its heartfelt appreciation for the services rendered by her during her tenure as a director.

Statement of assets and liabilities (Consolidated - Audited)

(in Rs. crore)
Particulars	As at March 31,
	2010	2009
Shareholders’ funds
Share capital	286	286
Reserves and surplus	22,763	17,968
Deferred tax liabilities	232	37
Fixed assets	5,355	5,354
Investments	3,712	–
Deferred tax assets	432	163
Current assets, loans and advances	–
Sundry debtors	3,494	3,672
Cash and bank balances	10,556	9,695
Loans and advances	4,187	3,279
	18,237	16,646
Less: Current liabilities and provisions
Current liabilities	2,343	2,004
Provisions	2,112	1,868
Net Current assets	13,782	12,774

Segment reporting (Consolidated - Audited)

(in Rs. crore)
Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Revenue by industry segment
Financial services	2,068	1,858	7,731	7,358
Manufacturing	1,199	1,171	4,506	4,289
Telecom	909	944	3,661	3,906
Retail	771	759	3,035	2,728
Others	997	903	3,809	3,412
Total	5,944	5,635	22,742	21,693
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	5,944	5,635	22,742	21,693
Segment profit before tax, depreciation, minority interest and exceptional item:
Financial services	733	606	2,710	2,374
Manufacturing	381	360	1,374	1,326
Telecom	346	335	1,451	1,442
Retail	255	264	1,025	888
Others	307	326	1,301	1,165
Total	2,022	1,891	7,861	7,195
Less: Other un-allocable expenditure	220	228	905	761
(excluding un-allocable income)
Operating profit before tax, minority interest and exceptional item	1,802	1,663	6,956	6,434

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board
for Infosys Technologies Limited

	S. D. Shibulal	S. Gopalakrishnan
Bangalore, India	Chief Operating Officer	Chief Executive Officer
April 13, 2010	and Director	and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the quarter and year ended March 31, 2010, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:

(in US$ million, except per ADS data)
Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Revenues	1,296	1,121	4,804	4,663
Cost of sales	744	650	2,749	2,699
Gross profit	552	471	2,055	1,964
Net profit	349	321	1,313	1,281
Earnings per American Depositary Share (ADS)
Basic	0.61	0.56	2.30	2.25
Diluted	0.61	0.56	2.30	2.25
Total assets	6,150	4,376	6,150	4,376
Cash and cash equivalents	2,698	2,167	2,698	2,167

Statements in connection with this release may include forward-looking statements within the meaning of U.S. Securities laws intended to qualify for the “safe harbor” under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2009, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.